VIOSOLAR INC.

Management’s Discussion and Analysis

For the year ended July 31, 2013

As at October 29, 2013

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Viosolar Inc. (the “Company”) for the fiscal year ended July 31, 2013 and includes material information up to October 29, 2013. The Company’s reporting currency is the United States dollar (“USD”) and all amounts in this MD&A are expressed in USD unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

This MD&A should be read in conjunction with the Company’s financial statements for the year ended July 31, 2013. (“Financial Statements”).

Forward-Looking Statements

This MD&A contains certain statements that may constitute “forward-looking statements.” Forward-looking statements include but are not limited to, statements regarding future anticipated exploration programs and the timing thereof, and business and financing plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the  necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sec.gov  and readers are urged to review these materials.

DATE

This MD&A reflects information available as at October 29, 2013.

Overview of the Business

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.

Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece. Our telephone contact is (708) 357-4891. Our email contact is info@viosolar.com.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Our Company was originally incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment. We were unsuccessful in marketing our products and management determined to look for other business opportunities. As a result, after a review of business opportunities in the European Union it was determined that there was a potential market for the development of solar parks, from which a change in focus of the Company ensued, as well as a change in the name of the Company.

On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to Viosolar Inc. Our plan of business is to become a global marketer of electricity generated from solar energy.

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E.by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the common stock of Viosolar, which were subsequently issued on August 25, 2009. We were unable to raise the required capital. Subsequent to the fiscal year end, July 31, 2010, we agreed to rescind the acquisition and the 4,000,000 shares issued for the acquisition were returned to treasury. We reported this transaction as discontinued operations on our financial statements for the fiscal year ended July 31, 2010.

On October 1, 2010, we entered into a memorandum of understanding with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. To the end of our fiscal year ended July 31, 2012, we had  not yet undertaken any research on this property as we did not have sufficient funds available to do so and substantial concerns of the state of the economy in Greece made it difficult to consider undertaking any substantive operations.  However, the Company has as of the date of this filing commissioned a company engaged in the business of accessing photovoltaic opportunities in Greece and expects to have a report from them by February 28, 2013.   The Company is of the opinion that the situation in Greece may have bottomed and that now is the time to take advantage of the lower costs of doing business that currently exist, prior to the Greek economy experiences a turn around.   There can be no assurance that the assumptions of the Company are correct or that the Greek economy will rebound in such a fashion as to make an investment in the Company.   The Company is also seeking other business opportunities that may enhance its current operations and bring funding to the Company.  Upon completion of the study we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. Should we raise the funds required for the required study and determine to proceed with a formal agreement then we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property.

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt.   The Company had expected to negotiate debt settlements and have the majority of its debt settled by December 31, 2012, however, due to a cease trade order in the Province of Alberta, the Company determined to finalize negotiations once they had completed all of the required filings to bring the Company into good standing in the Province of Alberta.

Viosolar, as an alternative energy company, with activities in the solar energy sector has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. The basic premise of our plan includes the construction, management, and operation of solar energy parks.

Our vision is aligned with two pressing global needs, those being the reduction of the Greenhouse Gases (GHG) generated by traditional hydrocarbon-based energy sources and the reduction of reliance on energy sources which are either about to be exhausted or located in regions rife with political and economic instabilities. Our mission is to make renewable energy, and specifically solar energy, a commercially viable prospect.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Through to the fiscal year ending in July 31, 2013, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. None have been pursued as none were viable for the Company at the time. As of the date of this filing, we continue to seek opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as to seek strategic joint ventures with firms holding licenses. We have recently commissioned a study on our project in Greece and have the report received under review at this time to determine whether to proceed with that project which was put on hold with the decline in the Greek economy.

Product Summary

Photovoltaic (“PV”) devices convert sunlight into the electricity needed to reliably power instruments, communications systems and the like. An aggregation of PV devices, or panels, together with the related land, structures, support equipment and electrical gear, form what is called a Solar park, which are generally intended for larger scale electrical generation, as opposed to providing power for a single item.

Solar cells are the most elementary component of a PV device; they absorb light and convert it into electrical power. Solar cells traditionally consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. There are three materials currently considered by the PV industry as candidates for thin-film production: amorphous silicon ("a-Si"), cadmium telluride. An absorbing layer can be deposited on a substrate that is either rigid or flexible. A majority of companies currently use rigid glass substrates. The few companies that incorporate flexible substrates in their devices typically opt for stainless steel (or other metal) foil. We do not presently have any proprietary products and intend to use conventional “off the shelf” solar panels for our solar parks.

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in suitable, locations in Greece and throughout other South and South Eastern European Union countries, particularly Bulgaria, Kosovo, Romania, Cyprus, Italy, Spain, Portugal, and France. We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average sunlight per year is about 1,450 hours. Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter. Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet these basic criteria.

Sources and Availability of Raw Materials

We will be buying conventional panels that are readily available from a number of conventional solar panel manufacturers. We have not yet made a final determination as to which products we will be purchasing but we do not generally foresee any problems with the source or availability of raw materials for the manufacture of these products or with the supply of products as required for our business. At such point in time as we undertake the detailed components of the project planning for the first of our solar parks, we will work with the relevant suppliers to ensure that the necessary materials, particularly the PV panels, are secured according to the requirements of the construction schedule established. This will address potential supply discrepancies that could occur if the overall quantity of planned developments exceeds the then available supply of components in the global market.

Marketing Channels

We do not currently have any products which we market. We intend to market electricity generated by solar power once we have raised sufficient funds to undertake the construction of solar parks as defined in our business plan. In Greece, where we intend to construct our first solar parks we are mandated by the Government of Greece to sell to the state run power company at a fixed pre-determined price.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Dependency on Patents or Licenses, Industrial, Commercial or Financial Contracts, New Manufacturing Processes

Our Company must rely on the ability of management to apply and obtain licenses for new parks or the ability to purchase licenses already granted. This is a difficult and time consuming process and there are no assurances that licenses will be granted for all applications.

Competitive Position

Our Company will be competing with governments, domestic and international companies and private individuals that that have more expertise and funds available to them. Although the ‘solar park’ industry is in early stages of development the Company has noticed an interest from other entities that will be a direct competition, however the financial climate in Greece and the rest of Europe is delaying a lot of development and the Company has no funds with which to compete at this time.

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece. We must comply with these laws. Should the Greek government change its policy on granting licenses or change its mandate on subsidies and grants this will have a large impact on our ability to be profitable.

The Company currently has no working capital and incurs significant expenses on an on-going basis by virtue of being a public company, and this represents a significant risk factor.  The Company will therefore require additional financing to carry on its business, and such financing may not be available when it is needed.  The Company has limited funds made available by its officers and directors to pay for some of its operations.  Unless the Company can raise sufficient funds to fund its operations it may be forced to cease operations, including its reporting with the requisite regulatory authorities.

Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s execution of its business plan and overall market conditions for smaller developing companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior companies.

The Company is not aware of any changes in the results of its operations that are other than those as disclosed herein and in the Company’s financial statements.

OVERALL PERFORMANCE

The Company is a development stage an alternative energy company. As such, the Company did not generate any revenue during the fiscal year ended July 31, 2013 (“fiscal 2013”) or during the fiscal year ended July 31, 2012 (“fiscal 2012”). Management does not expect the Company to generate any revenue from operations in the foreseeable future. Management expects the Company to continue to incur expenses as the Company works to carry out its business plan. See “Overview of the Business” for additional details regarding the Company’s business.

The Company’s future performance is largely tied to the Company’s ability to obtain adequate financing and achieve future profitable operations, and on the overall financial markets. The Company’s future is also dependent upon its ability to obtain licenses for new solar parks and to obtain other necessary regulatory approvals. Management intends to seek additional capital financing through private placements and public offerings of the Company’s common stock in the future. Uncertainty in credit markets has led to increased difficulties in raising and borrowing funds. As a result, the Company may have difficulties in completing equity or debt financings for the purposes of maintaining its current level of operations without diluting the interests of current shareholders of the Company.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

As at July 31, 2013, the Company had a working capital deficiency of $1,126,270 (July 31, 2012: $1,540,287), cash of $42,474 (July 31, 2012: $5,008) and deficit accumulated during the development stage of $4,906,829 (July 31, 2012: $4,687,212). Management expects the Company to incur further losses in the development of the Company’s business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.

The Company’s total operating expenses increased by $40,276 to $169,964 for fiscal 2013 from $129,688 for fiscal 2012. The operating expenses incurred during fiscal 2013 and fiscal 2012 were mainly attributable to management fees, with the increase in operating expenses from fiscal 2012 to fiscal 2013 being mainly attributable to a $43,550 increase in professional fees from $15,012 during fiscal 2012 compared to $58,562 during fiscal 2013. Management anticipates that expenses will continue to be high until the Company achieves profitable operations. Management anticipates that the Company’s cash and cash equivalents will not be sufficient to meet its working capital requirements for the next twelve month period and that additional funds will need to be raised through equity or debt financings to fund product development, solar park licensing and ongoing operations. Although the Company has secured financings in the past, there is no assurance that the Company will be able to do so in the future on terms that are favorable to the Company or at all. The Company may have difficulty raising additional funds as necessary due to a number of uncertainties and risk factors, including uncertainty in credit markets and general economic downturns. See “Discussion of Operations”, “Liquidity and Capital Resources”.

SELECTED ANNUAL INFORMATION

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2013, 2012, and 2011. The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31st, (US$)
	2013	2012	2011
Operating Revenues	Nil	Nil	Nil
Operating Income (loss) from Continuing	(169,964)	(129,688)	(215,282)
Other Income (expense)	(49,653)	(31,797)	(56,913)
Net Income (loss) from discontinued operations, net of tax	-	-	-
Net Income (loss) from continuing operations	(219,617)	(161,485)	(272,195)
Net Income (loss) from Operations per share	(0.13)	(0.88)	(1.48)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	(0.00)

As at July 31st, (US$, except number of common shares issued and outstanding)
	2013	2012	2011
Total Assets	42,474	5,008	1,423
Total Stockholders' Equity (Deficit)	(1,126,270)	(1,540,287)	(1,378,802)
Capital Stock	779,703	147,297	147,297
Number of Common Shares	31,804,189	183,825	183,825

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Discussion of Selected Annual Information

There have been revenues totaling $160,842 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2013. These revenues have been included in our financial statements in discontinued operations due to the rescission of the Energiaki acquisition more fully discussed above in Overview of the Business. Viosolar realized net losses for the 12-month period ended July 31, 2013, of $219,617 as compared to net losses of $161,485 for the 12-month period ended July 31, 2012 and $272,195 for the 12-month period ended July 31, 2011. In 2013 the increase to the net loss was mainly attributable to an increase in operating expenses to $169,964 (2013) from $129,688 (2012), as the requirement of the Company for filings in the Province of Alberta and the commissioning of the report on our existing project.

Currency

Information on the exchange rate differentials between the US Dollar and Euros are provided below:

Certain of the transactions undertaken by the Company for fiscal years 2013, 2012, and 2011 were in Euros. Therefore this annual report contains conversions of certain amounts from Euros into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the nominal rate for the United States dollar from the European Central Bank. These translations should not be construed as representations that the Euro amounts actually represent such United States dollar amounts or that Euros could be converted into United States dollars at the rate indicated or at any other rate. These exchange rate tables illustrate the US dollar equivalent of one Euro.

The high and low noon nominal exchange rates in Euros for July 31, 2013 and each month during the previous six months are:

	October 2013	September 2013	August 2013	July 2013	June 2013	May 2013
High for period (Euros)	1.3805	1.3545	1.3392	1.3284	1.3406	1.3191
Low for period (Euros)	1.3493	1.3117	1.3203	1.2813	1.3008	1.2853

The average noon nominal rate for each of the three years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	2013	2012	2011
Euros Average for period	1.29904	1.32268	1.3767

DISCUSSION OF OPERATIONS

Fourth Quarter – Three Months Ended July 31, 2013 (Unaudited)

The Company did not generate any revenue during the three month period ended July 31, 2013 (“Q4 2013”) or during the three month period ended July 31, 2012 (“Q4 2012”). The Company’s operating expenses increased by $24,487 from $26,112 during Q4 2012 to $50,999 during Q4 2013. The increase was primarily due to increase in professional fee from $1,811 during Q4 2012 to $26,152 during Q4 2012, and general and administrative expenses increased from $301 during Q4 2012 to $3,447 during Q4 2013. The Company’s net loss increased by $23,920 from $38,937 during Q4 2012 to $62,857 during Q4 2013 primarily due to the increase in operating expenses.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Year Ended July 31, 2012 Compared to Year Ended July 31, 2011 and Year Ended July 31, 2010

Although there have been revenues totaling $160,842 from the date of incorporation on July 19, 2004 to July 31, 2013, the Company did not generate any revenue during fiscal 2013, fiscal 2012 or the fiscal year ended July 31, 2011 (“fiscal 2011”). The revenues generated to date have been included in our financial statements in discontinued operations due to the rescission of the Energiaki acquisition. Viosolar realized net losses during fiscal 2013 of $219,617 (fiscal 2012: $161,485; fiscal 2011: $272,195). The increase in the net loss from fiscal 2012 to fiscal 2013 was mainly attributable to an increase in operating expenses (fiscal 2013: 169,964, fiscal 2012: $129,688). The decrease in net loss from fiscal 2011 to fiscal 2012 was mainly attributable to decrease in operating expenses (fiscal 2012: $129,688, fiscal 2011: $215,282)

The decreases in general and administrative expenses was as a result of management’s efforts to reduce expenses, mainly due to the discontinued operations of Energiaki, the reduction in professional fees (fiscal 2011: $88,775; fiscal 2012: $15,012), and the reduction in operational overhead as the Company downsized its operations and offices.

The increase toprofessional fees  of $67,034 in fiscal 2013 compared to $15,012 in fiscal 2012 was as a result of the requirement for the  Company to make regulatory filings in the Province of Alberta, as well as the commissioning of a report on our existing solar project.

Viosolar had total assets of $42,474 as at July 31, 2013, consisting solely of cash, as compared $5,008 as at July 31, 2012 and $1,423 as at July 31, 2011.

Viosolar had total current liabilities of $1,168,744 as at July 31, 2013, compared to $1,545,295 as at July 31, 2012 and $1,380,225 as at July 31, 2011. Notes payable increased to $911,186 (fiscal 2013 and fiscal 2012) from $840,824 (fiscal 2011) primarily due to accrued interest related to the loans. Loans from related parties decreased to $30,037 (fiscal 2013) from $58,561(fiscal 2012) as we paid out the related parties by issuing shares of common stock. Accounts payable and accrued expenses decreased to $94,771 (2012) from $124,653 (2011) and $30,284 (2010). The accounts payable decrease during fiscal 2012 is related to funds from related parties to pay down outstanding accounts payable. Accounts payable to related parties increased to $480,777 (2012) from $379,237 (2011) and $271,533 (2010), due to management fees accruing but remaining unpaid due to a lack of available funds.

SUMMARY OF QUARTERLY RESULTS

The following information is a summary of unaudited financial data for the most recently completed eight quarters:

	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012
Operating (expenses)	$(50,599)	$(49,322)	$(45,999)	$(24,044)
Interest (expenses)	$(12,218)	$(12,610)	$(12,474)	$(12,123)
Other (expenses)	$(40)	$81	$(153)	$(116)
Income (loss) for the period	$(62,857)	$(61,851)	$(58,626)	$(36,283)
Income (loss) per common share	$(0.01)	$(0.34)	$(0.32)	$(0.20)

	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011
Operating (expenses)	$(26,112)	$(38,911)	$(32,858)	$(31,807)
Interest (expenses)	$(13,011)	$(12,197)	$(11,687)	$(11,957)
Other (expenses)	$186	$16,855	$(2,603)	$2,617
Income (loss) for the period	$(38,937)	$(34,253)	$(47,148)	$(41,147)
Income (loss) per common share	$(0.21)	$(0.19)	$(0.26)	$(0.17)

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Discussion of Quarterly Results

Quarter over quarter operating results reflect consistent quarter over quarter charges for administrative and operating expenditures over the eight quarters noted above, save the following extraordinary items:

-
During the 2nd quarter, 3rd quarter and 4th quarter in fiscal 2013 the increase to operating expenses was related to the professional fees incurred with respect to our requirement to maker regulatory filings in the Province of Alberta, as well asthe commissioning of a report on our existing solar project.

-	During the 4th quarter in fiscal 2013, the decrease in management fees was related to the resignation of Mr. Michael Soursos, who resigned as Secretary, Treasurer, and a director of the Company.

-
Other income/expense reported on a quarter by quarter basis reflects the impact of foreign exchange on the operations carried out in Greece which are recorded in Euros, and translated to the US Dollar at each reporting date. In particular the results reported in the quarter ended April 30, 2012 reflect the impact of foreign exchange as certain debts previously maintained in Euros were settled by the conversion to notes payable in US Dollars, reflecting a one- time gain from foreign exchange on the transaction.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for fiscal 2013 as compared to fiscal 2012:

	Three months ended July 31/13 (unaudited)	Three months ended July 31/12 (unaudited)	Year ended July 31/13 (audited)	Year ended July 31/12 (audited)
Professional fees	$17,680	$1,811	$58,562	$15,012
Management fees	$21,000	$24,000	$93,000	$96,000
General and administrative expenses	$1,883	$301	$8,366	$18,676
Total Expenses	$40,563	$26,112	$159,928	$129,688

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2013, Viosolar had a working capital deficit of $1,116,234, compared to a working capital deficit of $1,540,287, as of July 31, 2012 and a working capital deficit of $1,378,802 at July 31, 2011. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations.  We expect to expend $150,000 on general and administrative expenses in the 2014 fiscal year and will require $2,800,000 to undertake the review of our current project and commence execution of our business plan, however we do not presently have sufficient funds to meet this requirement.  There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will  continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including the MOU we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to.  However, due to the financial situation in Greece we are not hopeful that we will be able to raise any funds for our project and we expect to seek other opportunities outside of Greece in order to bring value to the Company and its shareholders.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

Operating Activities

Operating activities used cash of $72,572 during fiscal 2013 as compared to $18,140 used during fiscal 2012. The increase was primarily due to the increased net loss of $209,581 for fiscal 2013 compared to $161,485 for fiscal 2012, and the increased accounts payable and accrued expensed of $60,182 during fiscal 2013 compared to $52,114 during fiscal 2012, offset in part by reduced accounts payable and accrued expenses to related parties of $75,600 during fiscal 2013 compared to $99,382 during fiscal 2012.

Investing Activities

There was no cash used or provided by investing activities during fiscal 2013 or fiscal 2012.

Financing Activities

Financing activities provided $110,038 of cash during fiscal 2013 compared to $23,050 during fiscal 2012. The increase in cash provided by financing activities is primarily due to the proceeds of $60,000 from sale of common stock, $20,000 from third party loan and $30,038 from related party loan during fiscal 2013, compared to $23,050 from related party loan during fiscal 2012.

Commitments

On April 15, 2009, the Company entered into a four year lease agreement for office space in a property located in Athens, Greece. The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year two and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. The lease was terminated on May 1, 2012. During fiscal 2012, the Company recorded rent expenses in the amount of $10,550 compared to $17,199 during fiscal 2011.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended July 31, 2013, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF–BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

TRANSACTIOINS BETWEEN RELATED PARTIES

The following table provides details of the company’s related party transactions during the fiscal year ended July 31, 2013:

Management Fee:		Fiscal Year ended July 31, 2013	Fiscal Year ended July 31, 2012
President, CEO, Director	Mr. Rick Walchuk	$60,000	$60,000
Former Director	Mr. Michael Soursos*	33,000	36,000
		$93,000	$96,000

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

		President, CEO, Director	Former Director
		Mr. Rick Walchuk	Mr. Michael Soursos*	Total
Accounts payable and accrued liabilities
Balance, July 31, 2012		$329,204	$74,158	$403,362
Additional:	Management fee	60,000	33,000	93,000
	Accrued interest	2,638	-	2,638
	Foreign exchange adjustment	-	227	227
Deduction:	Debt settlement	(386,842)	(107,385)	(494,227)
Balance, July 31, 2013		$5,000	$-	$5,000

*	On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

		President, CEO, Director
		Mr. Rick Walchuk
Loan payable
Balance, July 31, 2012		$58,179
Additional:	advanced	30,419
Deduction:	Debt settlement	(58,179)
Balance, July 31, 2013		$30,419

On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling in the amount of $2,638 during the fiscal year period ended July 31, 2013.

On July 11, 2013 the Company has settled a total of $552,406 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share (the "Debt Settlement"). The entire amount of $552,406 represents indebtedness owed to two Directors and Officers of the Company, being Rick Walchuk who settled the amount of $445,021.21 in debt for the issuance of 22,251,060 Class A common shares and Michael Soursos who settled the amount of $107,384.87 for this issuance of 5,369,244 shares of Class A common shares. The shares issued under the Debt Settlement will be subject to a hold period of four months and one day from July 11, 2013, the date of issuance.

PROPOSED TRANSACTIONS

As at the date of this filing the Company is reviewing all business opportunities presented but has not made any determination yet as to any acquisitions and intends to await the report from the independent photovoltaic consultant to determine the viability of its  current project.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of their evaluation form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions and circumstances. Our significant accounting policies are more fully discussed in the Notes to our Financial Statements.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

CHANGE IN ACCOUNTING POLICIES AND ADPITON OF NEW ACCOUNTING STANDARDS

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” intended to simplify how an entity tests goodwill for impairment. The guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment will determine whether a quantitative impairment test must be performed. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Offsetting, otherwise known as netting, is the presentation of assets and liabilities as a single net amount in the statement of financial position (balance sheet). An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This ASU will be effective for the Company beginning on September 28, 2013. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 amends the guidance in Accounting Standards Codification (“ASC”) 350-302 on testing indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. In addition, ASU 2012-02 does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

RISK MANAGEMENT, CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to manage its capital to be able to sustain the future development of the Company’s business.

The Company currently has no source of revenues, and therefore is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended July 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; and accounts payable and due to related parties as other financial liabilities. The carrying values of accounts receivable, accounts payable and due to related parties approximate their fair values due to the short term to maturity of these financial instruments.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2013

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Cease Trade Orders

On December 14, 2012, the Company received notice from the Alberta Securities Commission (“ASC”) that the ASC had determined that the Company had met the requirements in Multi-Lateral Instrument 51-105 and was therefore designated by the ASC as an “OTC Reporting Issuer in Alberta”. Concurrent with the notice the ASC issued a cease trade order whereby no trading of securities of the Company may take place in the Province of Alberta. The Company made the required filings on February 12, 2013 and requested a revocation of the cease trade order. The ASC has commented on the filings and the request for revocation of the cease trade order and the Company amended its filings to comply with the requests made by the ASC. On May 27, 2013, the ASC revoked the cease trade order making the Company’s securities eligible for trading in the Province of Alberta, subject to compliance with the rules and regulations of the ASC.

Disclosure of Outstanding Share Data

Authorized

We are authorized, under our Articles of Incorporation, to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value.

Issued

During the fiscal year ended July 31, 2013, the Company issued shares of common stock as follows:

1.
On July 11, 2013 the Company has settled a total of $552,406 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share.

2.
On July 26, 2013 the Company finalized private placement agreements to raise US$80,000 at a deemed price of $0.02 USD per share and issued a total of 4,000,000 shares to four placees, none of whom are resident in Canada

The shares issued under the Debt Settlement and Placements will be subject to a hold period of four months and one day from the date of issuance.

As at July 31, 2013, the Company had a total of 31,804,189 shares of its Class A, voting, no par value common stock issued and outstanding.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

Stock Options

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 27,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $225 and have a term not to exceed five years. All options and awards are subject to vesting over a two year period from the date of grant with an 50% of the total number of options granted vesting on each of the one and two year anniversary of the original grant date. On May 26, 2009, the Company’s Board of Directors approved, and on September 2009 the shareholders approved, that the stock options as previously granted under the 2007 Plan were to be re-priced at $40 per share, which action was undertaken. Each of the Company’s named executive officers, Mr. Walchuk and Mr. Soursos, were granted a total of 5,000 five year stock options effective May 26, 2008 vesting as to 2,500 shares on the first anniversary of the grant date and 2,500 shares on the second anniversary of the grant date. Concurrent with the re-pricing of the options granted under the 2007 Plan, a total of 5,000 stock options granted to each of Mr. Walchuk and Mr. Soursos are available for exercise at $40 share until May 25, 2013.  These options expired unexercised during the current fiscal year.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 27,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to the discretion of the appointed administrator.

The following table summarizes information concerning stock options outstanding as of July 31, 2013:

	July 31, 2013		July 31, 2012
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Outstanding at beginning of the year	20,150	40	20,150	40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	15,650	-	-	-
Outstanding at end of year	4,500	40	20,150	40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	4,500	1	4,500
Total	4,500	1	4,500

If not previously exercised or canceled, options outstanding at July 31, 2013 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2014	$ 40	$ 40	4,500	$ 40

DISCLOSURE OF MANAGEMENT COMPENSATION

The Company provides the following disclosure with respect to the compensation of its directors and officers during the fiscal year ended July 31, 2013:

During the fiscal year ended July 31, 2013, the Company accrued management fees totaling $93,000 ($96,000 – 2012) to two directors of the Company, being Rick Walchuk and Michael Soursos.  On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

Officers and Directors

Individual	Office Held
Rick Walchuk	Director, President, Secretary and Chief Executive Officer
George S. Young	Director
Jenifer Walchuk	Director

VIOSOLAR, INC.

(the “Company”)
FORM 52-110F2
DISCLOSURE BY VENTURE ISSUERS

1.           The Audit Committee’s Charter

The Company has yet to adopt an audit committee charter.

2.           Composition of the Audit Committee

The Company’s board of directors (the “Board”) serves as its audit committee.  Only one of the members of the Board is “independent” as defined by NI52-110.  All three members of the Board are financially literate.

3.           Relevant Education and Experience

Describe the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member and, in particular, disclose any education or experience that would provide the member with:

Each of the members of the Board have prior industry experience that provides suitable understanding of the applicable accounting principles, the process of preparation of financial statements and procedures for financial reporting.  In particular, Rick Walchuk has over 24 years of experience as a stockbroker which would require analysis of financial statements and financial performance of corporate entities over a variety of industry segments.  Mr. Walchuk has served as the CEO and CFO of various corporate entities during his career and has fulfilled obligations in those roles including oversight of financial statement preparation and review. George Young is currently the President and a director of a publicly reporting issuer and has served on the board of directors and as an executive officer of several reporting issuers over the years, which roles include the oversight of financial statement preparation and review. Jenifer Walchuk has been enrolled in a Business Administration program which has provided a cursory understanding of the process of preparation of financial statements for reporting purposes, as well as the various processes required to prepare such financial statements.  Additionally, Ms. Walchuk has previously served as the Company’s CFO, during which time she became acquainted with internal controls and processes to ensure adequate oversight of financial reporting.  During this time, Ms. Walchuk was also required to familiarize herself with accounting principles applicable to the Company’s industry segment and review of financial statements as prepared by third party contractors.

4.           Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there was no recommendation of the audit committee to nominate or compensate an external auditor that was not adopted by the Board.

5.           Reliance on Certain Exemptions

Since the commencement of the Company’s most recent completed financial year the Company has not relied on any of the exemptions detailed below:

 (a)           the exemption in section 2.4 (De Minimis Non-audit Services),
 (b)           an exemption from this Instrument, in whole or in part, granted under Part 8(Exemptions).

6.           Pre -Approval Policies and Procedures

The Company has not adopted any specific policies for the engagement of non-audit services, however, our Board pre-approves all services provided by our principal accountant.

7.           External Auditor Service Fees (By Category)

(a)	Audit Fees

The Company incurred audit fees for audits of our financial statements, billed by BF Borgers CPA PC during the fiscal year ended July 31, 2013 of $6,500 and $5,000 for the re-audit of our financial statements for the fiscal year ended July 31, 2012.   We also incurred $7,000 for the audit of our financial statements for the fiscal year ended July 31, 2012 from ABBM Group, Ltd LLP.   The additional audit fees for the period ended July 31, 2012 by BF Borgers CPA PC was to ensure the Company complied with MI 51-105.

(b)	Audit-Related Fees

There were no fees billed for assurance and related services by BF Borgers CPA PC or ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2013, and 2012.

(c)	Tax Fees

For the fiscal years ended July 31, 2013 and 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by BF Borgers CPA PC  and ABBM Group, Ltd LLP were $nil.

(d)	All other Audit fees.

For the fiscal years ended July 31, 2013 and 2012, the aggregate fees billed by BF Borgers CPA PC and ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were $nil.

8.	Exemption

The Company is relying on the exemption provided in Section 6.1 of NI 52-110.

VIOSOLAR INC.
Corporate Governance Disclosure

(Venture Issuers)

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Only one of the members of the Company’s board of directors is “independent”.  Rick Walchuk is the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company, Jenifer Walchuk is a director of the Company, but served as Chief Financial Officer until July 2012. As such, neither Rick Walchuk nor Jenifer Walchuk is independent.  George Young is currently our sole independent director.

Name of Director of the Company	Names of Other Reporting Issuers
Rick Walchuk	American Graphite Technologies Inc.
George S. Young	Lion One Metals Limited.
Jenifer Walchuk	None

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board conducts reviews with regard to the compensation of the directors and Chief Executive Officer once a year.  To make its recommendations on such compensation, the Board takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board has no other committees.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.